Zentek Provides Update on Icephobic Technology for Drones

Guelph, ON - May 4, 2023. Further to its press release dated September 19, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company, reports successful drone testing, where thrust was maintained under calibrated icing conditions of freezing drizzle and freezing rain in an outdoor, real-world environment.  The drone with Zentek's icephobic coating applied to the propeller blades hovered under the outdoor icing rig and, on all tests conducted, maintained flight until the end of the battery life of the drone.  The same drone with uncoated propeller blades rapidly lost the ability to maintain flight.

These tests were done by a qualified 3rd party and is expected to satisfy the Transport Canada requirement for anti-icing equipment.  The current regulations for civilian drone operations in Canada as per Transport Canada regulations state the following:

• 901.35 (1) No pilot shall operate a remotely piloted aircraft system when icing conditions are observed, are reported to exist or are likely to be encountered along the route of flight unless the aircraft is equipped with de-icing or anti-icing equipment and equipment designed to detect icing.

Zentek is not aware of any de-icing or anti-icing equipment that has met the requirements by Transport Canada to date and, therefore, Zentek's icephobic technology could solve an important challenge to permit drone operation in Canada during conditions that could lead to ice accretion.

The Company is now consulting with Transport Canada to propose Zentek's passive ice accretion technology as a potential means of compliance to satisfy the requirements of regulation 901.35 (1) noted above as well as working to find a collaborator that could provide equipment designed to detect icing.

"Our technology could solve an important challenge for the drone industry not only in Canada but in all countries where icing conditions exists and make drone operation hazardous" said Greg Fenton, CEO of Zentek.  "Not only is this a good business opportunity for Zentek, but it is also a real opportunity to demonstrate that nanomaterials can solve real world problems."

About Zentek Ltd.

Zentek is a graphene technology company focused on the research, development, and commercialization of graphene-based novel products to give its commercial partners a competitive advantage by making their products better, safer and greener.

Zentek's patented ZenGUARD™ coating is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ont. Zentek's second technology is the patent pending ZenARMOR™ platform focused on corrosion protection applications.

For further information:

Mitch Swergold, Director of Investor Relations

Tel: (917) 930-8723

Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.